Exhibit 21.1

Organizational Structure

The subsidiaries of Steakholder Foods Ltd. and the countries of their incorporation are as follows:

Name	Jurisdiction of Incorporation	Parent	% Ownership (direct or otherwise)
Steakholder Foods USA, Inc.	Delaware, U.S.	Steakholder Foods Ltd.	100%
Steakholder Innovation Ltd.	Israel	Steakholder Foods Ltd.	100%
Steakholder Foods Europe BV (commenced dissolution)	Belgium	Steakholder Foods Ltd.	100%
Peace of Meat BV (commenced insolvency proceedings)	Belgium	Steakholder Foods Europe BV and Steakholder Foods Ltd.	100%
Twine Solutions Ltd. (commenced insolvency proceedings)	Israel	Steakholder Foods Ltd.	100%